

June 25, 2012

<u>Via E-mail</u>
Fortunato Villamagna
Chief Executive Officer
Northumberland Resources, Inc.
701 N. Green Valley Pkwy.
Suite #200-258
Henderson, NV 89074

      Re: **Northumberland Resources, Inc.**
            Preliminary Information Statement on Schedule 14C
            Filed February 7, 2012
            File No. 0-54034

Dear Mr. Villamagna:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director

cc: Harold P. Gewerter
        Gewerter Law